August 17, 2005

Susann Reilly
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Morgan Creek Energy Corp.
     Registration Statement on Form SB-2 (First Amendment)
     File No.  333-123989
     Filed June 14, 2005

Dear Ms. Reilly:

We are writing in response to your comment letter dated August 2, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.

General
-------

     1.   Noted, and the Company has corrected its website.

About This Prospectus
---------------------

     2.   We have completed the second to last sentence of this section.

Prospectus Summary
------------------

     3.   We have disclosed the original dates of the Chapman and Hurley Leases.

Summary of Financial Data
-------------------------

     4. We have revised the table to reflect the correct financial amounts as of June 30, and have also corrected the reference under Liquidity and Capital Resources.

Risk Factors
------------

     5.   We have corrected this reference.

     6.   We have deleted this reference.

     Sales of a substantial number of shares of our common stock into the public market
     ---------------------------------------------------------------------------

     7.   We have deleted the latter reference.

     8. We have included the Fletcher Lewis Letter as an exhibit, along with a consent.

     The oil and gas industry in which we operate involves many operating risks
     --------------------------------------------------------------------------

     9. We have revised to describe a number of these risks categories in the opening paragraph and in the heading.

     Oil and gas operations are subject to comprehensive regulation
     --------------------------------------------------------------

     10.  Revised as requested.

Use of Proceeds
---------------

11. We have disclosed the company's registration obligations.

Management's Discussion and Analysis
------------------------------------

     Plan of Operation
     -----------------

     12. We have provided a detailed discussion regarding the Company's cash requirements over the next 12 months.

     Liquidity and Capital Resources
     -------------------------------

     13.  Please note that there is no accompanying comment.

     14.  We have revised accordingly.

     15. We have provided a detailed disclosure regarding the information requested by the Commission in this comment.

     Current Business Operations
     ---------------------------

     16.  We have revised accordingly.

     17.  We have clarified this section to refer to the individual leases.

     Summary of Lease Terms
     ----------------------

     18. We have revised this section to identify each lease by name and have expanded the summary of the leases.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
     Business Experience
     -------------------

     19.  We have clarified this reference.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

     20.  Please see the revised Report.

     Note 3 - Oil and Gas Property
     -----------------------------

     21.  Please see the revised Note 3.

     22.  Please see the revised Note 3.

Outside Back Cover
------------------

23. We have moved the prospectus delivery requirement to the back cover.

PART II

Recent Sales of Unregistered Securities
---------------------------------------

     24. We have disclosed that the Company has met the applicable requirements of Rules 902 and 903 of the Securities Act, identified each purchaser and the amount of shares purchased, and disclosed the purchase terms of the transactions related to such shareholders.

Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/ William D. O'Neal
     ---------------------
         William D. O'Neal